Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2005

Mr. James R. Gober
President and Chief Executive Officer
Infinity Property and Casualty Corporation
2204 Lakeshore Drive
Birmingham, Alabama   35209

Re: Infinity Property and Casualty Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 10, 2005
File No. 000-50167

Dear Mr. Gober:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and …, page 16</u>

<u>Critical Accounting Policies, page 16</u>

<u>Insurance Reserves, page 17</u>

1. We believe your disclosure in Management's Discussion and Analysis regarding the insurance reserves could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and

Analysis. In this regard, it is unclear whether the 1% change you already disclose represents a reasonably likely, or hypothetical change. Please provide us the following information, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

    a. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves.

    b. Describe those assumptions that you believe are the most significant in determining your loss reserves. For example significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

    c. Describe the methodologies used to determine your loss reserves. For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

    d. It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.

        i. If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of these variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

        ii. If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:

            1. The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

            2. Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

> > 3. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

2. On page 38, we noted that your loss reserves are based, in part, on "estimates received from ceding reinsurers and insurance pools and associations". As such, please provide us, in disclosure type format, the following:

> a. The risks and uncertainties associated with these estimates and the actual and expected effects of this uncertainty on your financial position and results of operations;

> b. The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

> c. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag affects your loss reserve estimate;

> d. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements, and, if applicable, when the backlog will be resolved;

> e. What process management performs to determine the accuracy and completeness of the information received from the cedants;

> f. How management resolves disputes with cedants and how often disputes occur;

> g. How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology; and

> h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 36

Contingencies, page 53

3.   Please provide us, in disclosure-type format, disclosures that comply with paragraph 10 of SFAS 5, as you do not appear to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Oscar Young, Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant